Friday 19 May 2017

National Grid plc (‘the Company’)

General Meeting poll results

Today, 19 May 2017, the Company held a General Meeting (“GM”).

The results of the GM resolutions, all decided by way of poll, are set out below:

Resolution		Votes For	For (% of shares voted)	Votes Against	Against (% of shares voted)	Votes Withheld**

1	To approve the Share Consolidation	2,419,152,878	99.48	12,636,579	0.52	18,998,248

2	To authorise the Directors to allot New Ordinary Shares	2,358,335,753	96.39	88,428,897	3.61	4,022,972

3*	To disapply pre-emption rights	2,427,603,376	99.31	16,766,228	0.69	6,416,589

4*	To disapply pre-emption rights for acquisitions	2,206,760,232	90.35	235,806,510	9.65	8,218,255

5*	To authorise the Company to purchase its own New Ordinary Shares	2,408,030,551	98.45	37,966,113	1.55	4,757,172

• Special resolution
** A “Vote withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against“a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of all the GM resolutions will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
http://investors.nationalgrid.com/shareholder-centre/shareholder-meetings/2017.aspx